August 20, 2007

By EDGAR Transmission

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attention:	Angela J. Crane, Accounting Branch Chief
Dennis C. Hult, Staff Accountant

Re:	NMT Medical, Inc. (File No. 000-21001)
Form 8-K dated August 8, 2007 and filed August 10, 2007

Ladies and Gentlemen:

On behalf of NMT Medical, Inc. (“NMT Medical” or the “Company”), this letter is submitted in response to comments contained in a letter dated August 14, 2007 (the “Letter”) from Dennis C. Hult of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), to Richard E. Davis, Executive Vice President and Chief Financial Officer of NMT Medical. The responses contained herein are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. The responses are keyed to the number of comments in the Letter.

1.	Amend Item 4(a) of Form 8-K to cover the interim period from the date of the last audited financial statements to August 8, 2007, the date of dismissal. See Item 304(a)(1)(IV) of Regulation S-K. We note that you refer to fiscal years ended December 31, 2005 and 2006 and through June 30, 2007 (the “Relevant Period”).

Response:	The Company supplementally advises the Staff that the Company is filing herewith Amendment No. 1 on Form 8-K/A to the Company’s Current Report on Form 8-K dated August 8, 2007 for the purpose of amending Item 4(a) of the above-referenced Form 8-K to cover the interim period from the date of the last audited financial statements to August 8, 2007

2.	To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

Response:	The Company supplementally advises the Staff that the Company is filing an updated Exhibit 16 letter as Exhibit 16.2 to Amendment No. 1 on Form 8-K/A to its Current Report on Form 8-K dated August 8, 2007, filed herewith.

* * *

In connection with this response, NMT Medical has authorized us to acknowledge to you, on its behalf, that:

August 20, 2007

•	NMT Medical is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	NMT Medical may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please telephone the undersigned at (617) 526-6815 or Michael J. LaCascia of this Firm at (617) 526-6671 with any questions concerning this letter.

Very truly yours,

Katherine B. Weir

cc: Michael J. LaCascia